EXHIBIT #3. 5

                             AMERICAN BANCORPORATION
                    1988 AMENDMENT TO THE CODE OF REGULATIONS

     A meeting of the shareholders of American Bancorporation was held on December 15, 1988, at which meeting a quorum of shareholders was present in person or by proxy, and by the affirmative vote of the holders of shares entitling them to exercise 79.5% of the voting power of the corporation, the following resolution to amend the Code of Regulations was adopted.

     BE IT RESOLVED, that the Code of Regulations of American Bancorporation be and the same are hereby amended so that Article IV and Section 5 thereof shall henceforth be amended to include a new second sentence which shall read as follows:

          "The Chairman of the Board shall be the Chief Executive Officer of the Corporation and shall hold that title in addition to the title of Chairman of the Board."